EXHIBIT 26(d)(vii)(b)

SUPPLEMENTARY MONTHLY RENEWABLE NON-CONVERTIBLE
ONE MONTH TERM INSURANCE

Monthly Term Insurance.--Under this rider, we will provide monthly term insurance an the Insured's life. We will do this during any Contract Month which begins on a Monthly Date on which the contract is not in default and on which the Insured's attained age is less than 70.

You will not have to prove to us that the Insured is insurable to continue this insurance from month to month provided the rider has not ended as described in the Termination section. We make these promises subject to all the provisions of this rider and of the rest of this contract.

The amount of insurance provided by this rider is included in the Basic Amount as modified by this rider (see Table of Basic Amounts). The insurance for any contract month will start on the Monthly Date which begins that Contract Month;
it will end at the end of the day before the next Monthly Date.

We will deduct the charge for the insurance we provide under this rider from the contract fund. The charge will be no more than the amount we describe under
Maximum Guaranteed Charges. We may deduct a smaller charge as we describe under
Current Rates.

Target Amount.--The Target Amount is the Initial Amount of Term Insurance, which we show in the Contract Data pages.

RIDER PREMIUMS AND CHARGES.--We show the premiums for this rider in the Contract
Data pages, and these premiums are included in the Schedule of Premiums shown in these pages. From each premium payment, we make the deductions shown under
Schedule of Expense Charges from Premium Payments in these pages; the balance is the invested premium amount which is added to the contract fund. We will deduct from the contract fund on each Monthly Date, for the insurance we provide under this rider, a charge for any portion of the Basic Amount which exceeds the contract fund and for which we do not otherwise charge under the terms of the contract or under the terms of any extra benefit other than this rider.

Rider premiums and monthly charges stop on the contract anniversary on which the
Insured's attained age is 70.

Maximum Guaranteed Charges.--The maximum guaranteed charges per $1,000 of insurance are included in the Schedule of Monthly Deductions from the Contract
Fund in the Contract Data pages. These rates apply to the insurance we provide under this rider.

Current Rates.--From time to time we will set the current rates for the insurance we provide under this rider. They will be based on the Insured's rating class, sex and attained age. They will not be more than the maximum guaranteed rates. We will set rates based on our expectations as to future experience. At least once every five years, but not more often than once a year, we will consider the need to change the rates. We will change them only if we do so for all riders like this one dated in the same year as this one.

Continuation of Coverage at Attained Age 70.--As we state under Termination, this rider will end at the end of the day before the anniversary on which the
Insured's attained age is 70, if it has not ended before then. If the rider does end in this way, you may continue the coverage on the Insured's life by means of either an increase in the face amount of this contract or the purchase of a new contract. You will not have to prove that the Insured is insurable.

1. Automatic Increase in Face Amount. If this rider is in force on the day before the anniversary on which the Insured's attained age is 70, and if we would permit an increase at that time under our then current rules, we will automatically increase the face amount of the contract. The amount of the increase will be the Initial Amount of Term Insurance under this rider. The increase will be in the same rating class as this rider. It will take effect on the contract anniversary on which the Insured's attained age is 70. We will set the premium for the increase in accord with our regular rules in use on the effective date of the increase and based on the Insured's sex and attained age.

2. Purchase of a New Contract. If this rider is in force as described in 1 above, but we would not permit an increase at that time, you will be able to obtain a new contract of insurance on the Insured's life. The new contract will be on the Life Paid Up at age 85 plan. It will be issued by The Prudential
Insurance Company of America. It will be in the same rating class as this rider.
Its face amount will be the difference between the Basic Amount under this contract on the day before the anniversary on which the Insured's attained age is 70 and the Basic Amount on that anniversary. It will not have any
Supplementary Benefits. The premiums will be set by The Prudential using its rules in effect on the contract date. The new contract will not take effect unless the premium for it is paid while the Insured is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that the insurance under the new contract took effect on its contract date.

(Continued on Next Page)

AL 500A Y

MISCELLANEOUS PROVISIONS

General.--Where there is no conflict with this rider, the provisions of this contract will also apply to the rider.

Death Benefit.--While this rider remains in force, the following two changes to the contract apply. The definition of the insurance amount is amended by deleting item (2), "the contract fund divided by the net single premium per $1 at the Insured's attained age on that date." The Table of Basic Amounts in the contract is replaced with the table that follows. We have made these changes so the contract and this rider together will comply with Section 7702 of the
Internal Revenue Code of 1954 as amended.

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TABLE OF BASIC AMOUNTS

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When the proceeds arise from the Insured's death:
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And The Contract Is Then The Basic Amount Is: And We Adjust The
In Force: Basic Amount For:
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and not in default the larger of: (1) the insurance contract debt, past its days of amount, plus the Target Amount plus any charges grace described in rider AL 500A Y; and due in the days
(2) the contract fund divided by of grace.
the net single premium per $1 at
the Insured's attained age; plus
the amount of any extra benefits
arising from the Insured's death
other than those provided under
rider AL 500A Y.
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as reduced paid-up the amount of reduced contract debt.
insurance paid-up insurance

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as extended insurance the amount of term insurance, nothing.
if the Insured dies in the
term; otherwise zero
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Termination.--This rider will end on the earliest of:

1. the end of the last day of grace if the contract is in default: it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

2. the end of the day before the anniversary on which the Insured's attained age is 70;

3. the date the contract is surrendered under its Cash Value Option; and

4. the date the contract ends for any other reason.

Further, if you ask us in writing and we agree, we will cancel the rider as of the first Monthly Date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

Rider attached to and made a part of this contract
on the Contract Date

Pruco Life Insurance Company of New Jersey,

By /s/ SPECIMEN
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Secretary

AL 500A Y